UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio S.A. Reports Financial Results for Fiscal Year and Fourth Quarter of 2008

Santiago, Chile, Feb. 27, 2009 - Distribución y Servicio (NYSE: DYS) today reported results for the four quarter and the year ended Dec. 31, 2008.

Distribución y Servicio D&S S.A. IV Quarter Results 2008

Results of Operations -Period January-December 2008

	2008			2007			Var.
	Ch$	US$		Ch$	US$
	millions	millions	%	millions	millions	%	%

Sales	1,749,084	2,748.2	81.8%	1,703,896	2,677.2	82.1%	2.7%
Other Income	388,287	610.1	18.2%	371,498	583.7	17.9%	4.5%
Net revenues	2,137,372	3,358.3	100.0%	2,075,395	3,260.9	100.0%	3.0%

Cost of sales	1,527,580	2,400.2	71.5%	1,486,803	2,336.1	71.6%	2.7%
Gross Income / Margin	609,792	958.1	28.5%	588,592	924.8	28.4%	3.6%
Recurring Operating Expenses	445,034	699.2	20.8%	415,394	652.7	20.0%	7.1%
Start-up Expenses	880	1.4	0.0%	1,734	2.7	0.1%	-49.2%
Total Operating Expenses (SG&A)	445,914	700.6	20.9%	417,128	655.4	20.1%	6.9%
EBITDA	163,879	257.5	7.7%	171,464	269.4	8.3%	-4.4%

Depreciation	48,833	76.7	2.3%	65,726	103.3	3.2%	-25.7%
Total Operating Expenses	494,747	777.4	23.1%	482,855	758.7	23.3%	2.5%
Operating Income	115,045	180.8	5.4%	105,737	166.1	5.1%	8.8%
Financial Expenses	(27,785)	(43.7)	-1.3%	(31,691)	(49.8)	-1.5%	-12.3%
Other Non-operating Income (Expenses)	(28,994)	(45.6)	-1.4%	(6,423)	(10.1)	-0.3%	351.4%
Monetary Correction	(31,086)	(48.8)	-1.5%	(527)	(0.8)	0.0%	5803.7%
Non-Operating Income	(87,866)	(138.1)	-4.1%	(38,641)	(60.7)	-1.9%	127.4%
Income before Tax	27,179	42.7	1.3%	67,096	105.4	3.2%	-59.5%
Income Tax	(6,166)	(9.7)	-0.3%	(9,725)	(15.3)	-0.5%	-36.6%
Minority Interest	(15)	(0.0)	0.0%	(1)	(0.0)	0.0%	996.3%
Income	20,998	33.0	1.0%	57,370	90.1	2.8%	-63.4%
Amortization of Goodwill	-	-	0.0%	-	-	0.0%

Net Income	20,998	33.0	1.0%	57,370	90.1	2.8%	-63.4%

Exchange rate US$=Ch$636.45 as of Dec 31, 2008

Distribución y Servicio D&S S.A. IV Quarter Results 2008

Results of Operations - Fourth Quarter 2008

	2008			2007			Var.
	Ch$	US$		Ch$	US$
	millions	millions	%	millions	millions	%	%

Sales	477,472	750.2	81.9%	465,126	730.8	81.8%	2.7%
Other Income	105,619	166.0	18.1%	103,708	162.9	18.2%	1.8%
Net revenues	583,091	916.2	100.0%	568,834	893.8	100.0%	2.5%

Cost of sales	417,843	656.5	71.7%	408,474	641.8	71.8%	2.3%
Gross Income / Margin	165,248	259.6	28.3%	160,359	252.0	28.2%	3.0%
Recurring Operating Expenses	123,837	194.6	21.2%	108,749	170.9	19.1%	13.9%
Start-up Expenses	429	0.7	0.1%	600	0.9	0.1%	-28.6%
Total Operating Expenses (SG&A)	124,266	195.2	21.3%	109,349	171.8	19.2%	13.6%
EBITDA	40,982	64.4	7.0%	51,011	80.1	9.0%	-19.7%

Depreciation	12,892	20.3	2.2%	17,255	27.1	3.0%	-25.3%
Total Operating Expenses	137,158	215.5	23.5%	126,604	198.9	22.3%	8.3%
Operating Income	28,090	44.1	4.8%	33,755	53.0	5.9%	-16.8%
Financial Expenses	(9,338)	(14.7)	-1.6%	(9,460)	(14.9)	-1.7%	-1.3%
Other Non-operating Income (Expenses)	(25,978)	(40.8)	-4.5%	(3,203)	(5.0)	-0.6%	711.0%
Monetary Correction	(11,830)	(18.6)	-2.0%	144	0.2	0.0%	-8342.4%
Non-Operating Income	(47,146)	(74.1)	-8.1%	(12,520)	(19.7)	-2.2%	276.6%
Income before Tax	(19,056)	(29.9)	-3.3%	21,235	33.4	3.7%	-189.7%
Income Tax	1,820	2.9	0.3%	(1,643)	(2.6)	-0.3%	-210.8%
Minority Interest	(28)	(0.0)	0.0%	(4)	(0.0)	0.0%	537.0%
Income	(17,264)	(27.1)	-3.0%	19,588	30.8	3.4%	-188.1%
Amortization of Goodwill	-	-	0.0%	-	-	0.0%

Net Income	(17,264)	(27.1)	-3.0%	19,588	30.8	3.4%	-188.1%

Exchange rate US$=Ch$636.45 as of Dec 31, 2008

Distribución y Servicio D&S S.A. IV Quarter Results 2008

FECU – Balance Sheets

Assets

Currency in thousand (Ch$ and US$)	ThCh$	ThUS$	ThCh$	ThUS$	%
Type of Balance Statement: Consolidated	to 31/12/2008	to 31/12/2008	to 31/12/2007	to 31/12/2007	Change

Total Current Assets	506,010,526	795,051	447,297,316	702,800	13.1%
Cash and cash equivalents	31,853,328	50,048	47,222,308	74,196	-32.5%
Time deposits	-	-	-	-	-
Marketable securities (net)	80,112	126	1,706,696	2,682	-95.3%
Sales debtors (net)	183,099,791	287,689	116,773,639	183,477	56.8%
Notes receivable (net)	362,738	570	9,324,729	14,651	-96.1%
Sundry debtors (net)	33,339,767	52,384	34,715,236	54,545	-4.0%
Documents and accounts receivable from related companies	2,059,688	3,236	3,221,983	5,062	-36.1%
Inventories (net)	182,952,126	287,457	171,766,377	269,882	6.5%
Refundable taxes	49,893,919	78,394	39,977,784	62,814	24.8%
Prepaid expenses	3,947,743	6,203	2,865,236	4,502	37.8%
Deferred taxes	6,839,195	10,746	5,730,424	9,004	19.3%
Other current assets	11,582,119	18,198	13,992,904	21,986	-17.2%
Leasing contracts (net)	-	-	-	-	-
Assets for leasing (net)	-	-	-	-	-
Total Fix Assets	873,831,566	1,372,978	820,760,577	1,289,592	6.5%
Land	250,915,236	394,242	241,843,466	379,988	3.8%
Buildings and infrastructure	679,941,915	1,068,335	673,013,012	1,057,448	1.0%
Machinery and equipment	261,580,110	410,999	241,605,274	379,614	8.3%
Other fixed assets	187,294,975	294,281	135,989,524	213,669	37.7%
Reserve for techinical revaluation of fixed assets	3,226,018	5,069	3,226,019	5,069	0.0%
Depreciation (minus)	(509,126,688)	(799,948)	(474,916,718)	(746,196)	7.2%
Total Other Assets	312,563,208	491,104	290,898,113	457,064	7.4%
Investment in related companies	9,858,639	15,490	9,306,407	14,622	5.9%
Investment in other companies	89,507	141	89,507	141	0.0%
Goodwill	37,699,895	59,235	40,615,444	63,816	-7.2%
Negative goodwill (minus)	-	-	-	-	-
Long-term debtors	214,742,680	337,407	192,980,394	303,214	11.3%
Notes and accounts receivable from related companies - long term	-	-	-	-	-
Long-term deferred taxes	14,511,138	22,800	12,902,033	20,272	12.5%
Intangibles	-	-	-	-	-
Amortization (minus)	-	-	-	-	-
Others	35,661,349	56,032	35,004,328	54,999	1.9%
Long-term leasing contracts (net)	-	-	-	-	-
Total Assets	1,692,405,300	2,659,133	1,558,956,006	2,449,456	8.6%

Distribución y Servicio D&S S.A. IV Quarter Results 2008

FECU - Balance Sheets

Liabilities

Currency in thousand (Ch$ and US$)	ThCh$	ThUS$	ThCh$	ThUS$	%
Type of Balance Statement: Consolidated	to 31/12/2008	to 31/12/2008	to 31/12/2007	to 31/12/2007	Change

Total Current Liabilities	628,860,378	988,075	656,346,118	1,031,261	-4.2%
Debt with banks and financial institutions - short term	164,229,891	258,041	210,705,568	331,064	-22.1%
Debt with banks and financial institutions - long term portion	24,060,052	37,804	9,681,683	15,212	148.5%
Obligations with public (notes)	72,206,492	113,452	71,771,608	112,769	0.6%
Obligations with public - short term portion ( bonds )	18,139,241	28,501	13,973,621	21,956	29.8%
Long term debt with maturity within a year	3,664,018	5,757	3,097,194	4,866	18.3%
Dividends to be paid	58,448	92	14,098,336	22,152	-99.6%
Accounts payable	268,845,946	422,415	282,761,747	444,280	-4.9%
Documents payable	-	-	-	-	-
Sundry creditors	8,309,994	13,057	9,360,653	14,708	-11.2%
Documents and accounts payable to suppliers	-	-	-	-	-
Accruals	44,733,461	70,286	27,542,158	43,275	62.4%
Witholdings	7,526,380	11,826	5,475,224	8,603	37.5%
Income tax	-	-	-	-	-
Income received in advance	79,447	125	159,346	250	-50.1%
Deferred taxes	-	-	-	-	-
Other current assets	17,007,008	26,722	7,718,980	12,128	120.3%
Total Long Term Liabilities	441,332,493	693,428	289,897,963	455,492	52.2%
Debt with banks and financial institutions	181,478,062	285,141	149,564,981	234,999	21.3%
Obligations with public - long term ( bonds )	243,573,262	382,706	130,225,873	204,613	87.0%
Documents payable - long term	-	-	-	-	-
Sundry creditors - long term	15,109,870	23,741	7,836,112	12,312	92.8%
Notes & accounts payable to related companies	-	-	-	-	-
Accruals	417,034	655	1,603,487	2,519	-74.0%
Deferred taxes - long term	-	-	-	-	-
Other long term liabilities	754,265	1,185	667,510	1,049	13.0%
Minority Interest	(1,557)	(2)	(3,602)	(6)	-56.8%
Shareholder´s Equity	622,213,986	977,632	612,715,527	962,708	1.6%
Capital paid	468,646,091	736,344	468,646,091	736,344	0.0%
Capital revaluation reserve	-	-	-	-	-
Additional paid-in capital	-	-	-	-	-
Other reserves	898,136	1,411	(14,744,113)	(23,166)	-106.1%
Retained earnings	152,669,759	239,877	158,813,549	249,530	-3.9%
Reserve for future dividends	-	-	-	-	0.0%
Accrued income	151,900,458	238,668	129,715,777	203,811	17.1%
Accrued loss (minus)	-	-	-	-	-
Income (loss) for the period	20,998,308	32,993	57,369,525	90,140	-63.4%
Provisory dividends (minus)	(20,229,007)	(31,784)	(28,271,753)	(44,421)	-28.4%
Accrued deficit development period	-	-	-	-	-
Total Liabilities	1,692,405,300	2,659,133	1,558,956,006	2,449,456	8.6%

Distribución y Servicio D&S S.A. IV Quarter Results 2008

FECU – Cash Flows Statement - Indirect

Currency in thousand (Ch$ and US$)	ThCh$	ThUS$	ThCh$	ThUS$	%
Type of Balance: Consolidated	to 31/12/2008	to 31/12/2008	to 31/12/2007	to 31/12/2007	Change

NET CASH FLOWS FROM OPERATING ACTIVITIES	17,253,085	27,108	38,513,271	60,513	-55.2%
Income (loss) for the period	20,998,308	32,993	57,369,525	90,140	-63.4%
Income on sale of fixed assets	(397,223)	(624)	(79,841)	(125)	397.5%
(Gain) Loss on sale of fixed assets	(397,223)	(624)	(79,841)	(125)	397.5%
Gain on sale of investments (minus)	0	0	0	0	-
Loss on sale of investments	0	0	0	0	-
(Gain) Loss on sale of other assets	0	0	0	0	-
Charges (credit) to income statement which do not represent cash flows	141,174,589	221,816	120,463,918	189,275	17.2%
Depreciation for the period	48,833,045	76,727	65,726,494	103,270	-25.7%
Amortization of intangibles	0	0	0	0	-
Writeoffs and provisions	54,169,559	85,112	47,890,446	75,246	13.1%
Gain from investment in related companies (minus)	(1,814,346)	(2,851)	(1,180,097)	(1,854)	53.7%
Loss from investment in related companies	174,059	273	37,516	59	364.0%
Amortization of goodwill	2,948,009	4,632	2,953,356	4,640	-0.2%
Amortization of negative goodwill (minus)	0	0	0	0	-
Net monetary correction	24,673,727	38,768	1,557,577	2,447	1484.1%
Net currency exchange difference	6,412,691	10,076	(1,031,018)	(1,620)	-722.0%
Other credits to income statement which do not represent cash flows	0	0	0	0	-
Other charges to income statement which do not represent cash flows	5,777,845	9,078	4,509,644	7,086	28.1%
Changes in assets affecting cash flows (increase) decrease	(134,636,583)	(211,543)	(109,087,079)	(171,399)	23.4%
Sales debtors	(128,635,462)	(202,114)	(93,682,709)	(147,196)	37.3%
Inventories	(10,291,085)	(16,170)	(421,190)	(662)	2343.3%
Other assets	4,289,964	6,740	(14,983,180)	(23,542)	-128.6%
Changes in liabilities affecting cash flows (increase) decrease	(9,900,684)	(15,556)	(30,154,590)	(47,379)	-67.2%
Accounts payable related to the operation	(13,915,803)	(21,865)	694,853	1,092	-2102.7%
Interest payable	5,474,097	8,601	2,585,975	4,063	111.7%
Income tax payable (net)	(12,919,211)	(20,299)	2,842,670	4,466	-554.5%
Other accounts payable related to results other than operation	9,123,876	14,336	(3,956,122)	(6,216)	-330.6%
VAT and other similar taxes payable (net)	2,336,357	3,671	(32,321,966)	(50,785)	-107.2%
Gain (loss) in minority interest	14,678	23	1,338	2	997.0%
NET CASH FLOWS FROM FINANCING ACTIVITIES	100,612,591	158,084	100,438,365	157,810	0.2%
Proceeds from issuance of common stock	0	0	0	0	-
Proceeds from loans	267,743,012	420,682	318,865,475	501,006	-16.0%
Bonds	185,394,071	291,294	69,932,537	109,879	165.1%
Proceeds from loans from related companies	0	0	0	0	-
Proceeds from other loans from related companies	15,658,665	24,603	0	0	-
Other sources of financing	0	0	0	0	-
Payment of dividends (minus)	(41,181,985)	(64,706)	(29,241,754)	(45,945)	40.8%
Withdrawals of capital (minus)	0	0	0	0	-
Repayment of loans (minus)	(245,966,161)	(386,466)	(150,340,500)	(236,217)	63.6%
Repayment of bonds (minus)	(76,535,622)	(120,254)	(100,481,788)	(157,879)	-23.8%
Repayment of loans from related companies (minus)	0	0	0	0	-
Repayment of other loans from related companies (minus)	0	0	0	0	-
Expenses from the issuance of common stock (minus)	0	0	0	0	-
Expenses from the issuance of bonds (minus)	(1,597,020)	(2,509)	(112,074)	(176)	1325.0%
Other expenses related to financing activities (minus)	(2,902,369)	(4,560)	(8,183,531)	(12,858)	-64.5%
NET CASH FLOWS FROM INVESTING ACTIVITIES	(91,668,032)	(144,030)	(135,261,243)	(212,525)	-32.2%
Proceeds from sale of property, plant and equipment	19,058,013	29,944	7,113,519	11,177	167.9%
Proceeds from sale of long-term investments	0	0	0	0	-
Proceeds from sale of other investments	0	0	0	0	-
Decrease in loans to related companies	2,396,783	3,766	0	0	-
Decrease in other loans to related companies	0	0	0	0	-
Other proceeds from investment	841,318	1,322	948,881	1,491	-11.3%
Purchases of property, plant and equipment	(108,927,273)	(171,148)	(133,765,987)	(210,175)	-18.6%
Payment of capitalized interest (minus)	(905,779)	(1,423)	(1,080,123)	(1,697)	-16.1%
Long-term investments (minus)	0	0	0	0	-
Investment in financial instruments (minus)	0	0	0	0	-
Loans to related companies (minus)	0	0	0	0	-
Other loans to related companies (minus)	0	0	(1,394,267)	(2,191)	-100.0%
Other expenses from investing activities (minus)	(4,131,094)	(6,491)	(7,083,266)	(11,129)	-41.7%
NET CASH FLOWS FOR THE PERIOD	26,197,644	41,162	3,690,393	5,798	609.9%
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(41,631,964)	(65,413)	(7,433,746)	(11,680)	460.0%
NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	(15,434,320)	(24,251)	(3,743,353)	(5,882)	312.3%
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	47,287,648	74,299	51,031,001	80,181	-7.3%
CASH AND CASH EQUIVALENTS AT END OF YEAR	31,853,328	50,048	47,287,648	74,299	-32.6%

Distribución y Servicio D&S S.A. IV Quarter Results 2008

About Distribución y Servicio D&S S.A. (NYSE: DYS)

Wal-Mart acquired a majority in Distribución y Servicio D&S S.A., Chile's leading food retailer, in December 2008, D&S currently operates 160 outlets in Chile including 63 hypermarkets, 50 supermarkets and 44 discount stores. In addition it have 10 shopping centers and 85 PRESTO financial services branches. This makes D&S the leading grocery retailer in the country with around a 32% share of the supermarket industry. With headquarters in Santiago, D&S has more than 35,500 associates. The company operates under a number of different formats including hypermarkets Hiper de LIDER, supermarkets Express de LIDER, Super Bodega Acuenta and Ekono convenience stores.

For more information, please visit http://www.dys.cl

Distribución y Servicio D&S S.A. IV Quarter Results 2008

Tickers Symbols

NYSE: DYS

Bolsa de Comercio de Santiago: D&S

Latibex: XDYS

Address

Distribución y Servicio D&S S.A.

Avda. Presidente Frei Montalva 8301, Quilicura – Santiago de Chile

Phone

(56-2) 484 7754

Fax

(56-2) 484 7770

E-mail

info@dys.cl

Distribución y Servicio D&S S.A. IV Quarter Results 2008

Website

www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Mario Medina
Mario Medina
Chief Financial Officer
Dated: February 27, 2009